UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 27, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Reverse Split and Split Operation

TIM S.A. ("Company") (B3: TIMS3 and NYSE: TIMB), pursuant to and for the purposes of article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, following up on the Material Fact disclosed on February 24, 2025, hereby informs its shareholders and the market in general of the following:

At the Company's Annual and Extraordinary General Meeting held on this date ("Meeting"), it was approved the proposal for a reverse split of all common shares issued by the Company, in the ratio of 100 (one hundred) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share will correspond to 100 (one hundred) shares, without changing the value of the Company's capital stock, nor its total number of shares ("Operation"), therefore, there is no need to make any changes to the Company’s Bylaws.

The Operation will not affect the securities traded in the American market (ADR – American Depositary Receipt), with the depositary bank being responsible for replenishing the quantity of local shares underlying the Company's ADR program, in such a way as to keep the ADR balance unchanged. After the operation, the Company's issued ADRs will continue to be traded at the ratio of 5 (five) common shares to 1 (one) ADR.

The Operation has the following objectives: (a) increase liquidity in trading with the Company's issued shares, enhancing the number of shares effectively traded, (b) reduce operational and administrative expenses resulting from the Company's current shareholding structure, (c) provide greater efficiency in managing its shareholder base, (d) provide greater efficiency in the distribution of dividends, (e) increase the efficiency of the book-entry share registration and custody systems, and (f) improve the provision of information to shareholders.

The approved Operation considers implementation in accordance with the following procedures:

(i)	The authorization to the Company's Board of Executive Officers to define the start date of the procedures for the implementation of the Operation, and such date shall be within a period of three (3) months from the this date.

(ii)	Once the date for the start of the procedures for the implementation of the Operation has been defined, a period of not less than thirty (30) days will be granted so that shareholders holding common shares of the Company may, if applicable, compose their shares in whole lots multiples of 100 (one hundred), at their own discretion ("Position Adjustment Period").

(iii)	After the end of the Position Adjustment Period, the fractions of shares held by shareholders who have not adjusted their position to multiples of 100 (one hundred) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. – Brasil, Bolsa e Balcão in the name of the holders of the fractions ("Auction"). The net proceeds obtained from the sale of these shares will be apportioned and distributed proportionally among all holders of the fractional shares, on a date and in a manner to be duly informed by the Company, and amounts belonging to unidentified holders will be available to the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.

The Company will disclose in due course more details about the procedures to be adopted for the operationalization of the Operation described herein, including the Position Adjustment Period and the procedures related to the Auction.

Rio de Janeiro, March 27, 2025.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 27, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer